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                                                                 Ex. 99(a)(5)(c)

                                      *****

                           THE WALL STREET TRANSCRIPT
                                      *****
                       67 Wall Street, New York, NY 10005
VOICE: (212) 952-7400           FAX: (212) 668-9842;              (212) 668-9858
      Copyright 2001 WALL STREET TRANSCRIPT CORPORATION-All Rights Reserved
Website: http//www.twst.com                           E-mail:TRANSCRIPT@TWST.COM



JAMES HURLEY
 CHIEF FINANCIAL OFFICER
 ROHN INDUSTRIES, INC
 6718 WEST PLANK ROAD
 PEORIA, IL 61604
 (309) 697-4400
 (309) 697-5612 - FAX

                          ROHN Industries, Inc. (ROHN)

      JAMES F. HURLEY joined ROHN Industries, Inc. in June 2000 as Vice President and Chief Financial Officer. Prior to joining the company, Mr. Hurley served as Senior Vice President of Finance, MIS and Administration for Quality Stores from 1997 to 2000. From 1995 to 1997, he served as Vice President of Finance and Chief Financial Officer for Quality Stores. From 1979 to 1995, he held various positions with Sealed Power Corporation/SPX Corporation, including Vice President, Finance, Corporate Controller, Group Controller and Division Controller. Mr. Hurley also served as a Senior Auditor with Arthur Andersen & Company from 1974 to 1979. He received a Bachelor of Science degree from the University of Dayton and a Masters in Business Administration from De Paul University. Mr. Hurley is a Certified Public Accountant in Illinois, Michigan and Ohio.

                         SECTOR-MATERIALS & CONSTRUCTION

/X/ (LAY628) TWST: COULD YOU PROVIDE OUR AUDIENCE WITH A BRIEF OVERVIEW AND HISTORY OF ROHN INDUSTRIES?

      MR. HURLEY: My knowledge of ROHN's history is limited because I've only been with the company for seven months, but in 1971, the business we know today as ROHN was acquired by UNARCO, a holding company that was later reorganized and renamed UNR Industries. UNR had many divisions and subsidiaries, and one of their holdings happened to manufacture a product with asbestos

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      in it. As a result of lawsuits relating to its asbestos products, UNR filed for bankruptcy in 1982.

      In connection with discharge of the asbestos-related claims, the UNR Asbestos Disease Claims Trust was formed and the bankruptcy court awarded the trust approximately 64% of the shares of UNR. Today the trust owns about 55% of our shares.

      In 1993, UNR began selling its subsidiaries, with the exception of ROHN. The name of the company was eventually changed to ROHN in 1997.

      ROHN was founded by the Rohn family 53 years ago, and principally manufactured TV antennas. Today, the Company has evolved into a large scale manufacturer of towers and enclosures for the wireless and fiber optics telecommunications industry.

      We also have a construction division that oversees some of our contract work for customers, making us a full-service provider.

/X/ TWST: HOW WOULD YOU EXPLAIN THE COMPANY'S DIFFERENCES FROM THE COMPETITION? WHAT ARE YOUR COMPETITIVE ADVANTAGES?

      MR. HURLEY: I guess I'd have to characterize ROHN as a complete package. We provide everything to our customers: manufactured products, competitive prices, quality, delivery, customer service, etc.

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/X/   TWST: WILL YOU BE WIDENING THE RANGE OF SERVICES THAT YOU PROVIDE OVER
      THE NEXT FEW YEARS?

      MR. HURLEY: We recently expanded our Tower Division, and will shortly have the capacity to manufacture tapered steel poles. We also placed a lot of emphasis on building up our Construction Division, so we can provide customers with a "one-stop shop" for all their needs. If there are other services that our customers require, we will provide them.

/X/ TWST: ARE THERE ANY LARGE SOCIAL OR ECONOMIC TRENDS THAT YOU WILL HAVE TO RESPOND TO, OR THAT WILL AFFECT YOU OVER THE NEXT FEW YEARS?

      MR. HURLEY: I do not foresee any social trends that will have a significant impact on our business. The economic effect, obviously, is driven by how the economy is faring and as a result, how available capital is to the telecommunications industry to buildout infrastructure in support of voice and data.

/X/   TWST: DOES THE COMPANY EXPECT TO DO MANY ACQUISITIONS OVER THE NEXT FEW
      YEARS?

      MR. HURLEY: We maintain a "no comment" policy on our M&A activities. I can say that we are always on the lookout for opportunities and smart business investments.

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/X/   TWST: COULD YOU COMMENT ON YOUR GENERAL OUTLOOK AND EXPECTATIONS FOR THE
      NEXT COUPLE OF YEARS?

      MR. HURLEY: We are basically following the industry experts on what they predict the growth rate in the telecommunications market will be. We have no proof that it won't be in the ballpark of where they're currently indicating.

/X/   TWST: DO YOU EXPECT TO EXPAND YOUR MARKET POSITION AS TIME GOES BY?

      MR. HURLEY: We would always hope to expand our market share. Whether we can do that successfully is another story.

/X/ TWST: ARE THERE ANY PARTS OF THE COMPANY OR AREAS WITHIN THE COMPANY THAT YOU FEEL YOU'D LIKE TO STRENGTHEN?

      MR. HURLEY: I can't think of any. Obviously, one of the things Brian Pemberton, our President, has done this past year is enhance his management team to support the rapid growth we experienced in 2000 and we hope to see going forward.

/X/ TWST: COULD YOU COMMENT BRIEFLY ON THE EXPERTISE OF THE MANAGEMENT TEAM AND THEN ON THE CORPORATE CULTURE IN GENERAL?

      MR. HURLEY: Our management team's expertise is extensive and varied. Most senior level people have numerous years of business experience, but not all in the telecommunications

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      industry. I think the combination of industry and non-related industry experience at ROHN creates a nice blend.

/X/ TWST: WHAT ABOUT EMPLOYEES AT ALL LEVELS OF THE COMPANY? WHAT DOES THE COMPANY DO TO ATTRACT AND RETAIN THE BEST PEOPLE IN THIS TIGHT LABOR MARKET?

      MR. HURLEY: Obviously, we feel our salaries and benefits are very competitive. We also feel that we maintain a good working relationship with employees in those units where there's a labor bargaining agreement. Most importantly, management and team members sincerely view this as a `family' relationship - we work towards a common goal instead of working against each other. ROHN management is very supportive in understanding and communicating with employees across the entire company.

/X/ TWST: ARE THERE ANY RISKS OR DIFFICULTIES, ANY NEGATIVES, ANY THINGS FOR YOU TO BE WORRYING ABOUT?

      MR. HURLEY: As a result of our recently announced self tender, we expect to be increasing our level of indebtedness. We believe that this will result in a more advantageous capital structure for us so I would characterize this as a risk, but not a negative. The other things we'll be keeping our eye on are the economy, and the availability of credit to our customers and the industry.

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/X/   TWST: CAN YOU EXPECT TO IMPROVE YOUR OPERATING MARGINS OR EXPAND YOUR
      OPERATING MARGINS OVER THE NEXT YEAR OR TWO?

      MR. HURLEY: That is certainly one of our goals. By growing our business the way we'd like to, we hope that we can leverage our fixed costs.

/X/ TWST: WHAT TECHNOLOGICAL CHANGES CAN YOU LOOK FORWARD TO THAT WILL INFLUENCE WHAT YOU'RE DOING?

      MR. HURLEY: Because our products are not technical in nature, they are not highly dependent on technological advancements. We're basically a manufacturing company that creates time-tested products from basic materials like steel.

/X/ TWST: IF THIS WERE THE YEAR 2003, AND YOU WERE LOOKING ON A PLATEAU, AS IT WERE, LOOKING AROUND AND LOOKING BACK, WHAT WOULD YOU LIKE TO SEE AT THAT TIME FOR ROHN INDUSTRIES?

      MR. HURLEY: I can't give you revenue projections, but I would like to see ROHN be a leader in each segment of the market in which it operates.

/X/ TWST: WHAT DO YOU FEEL, RIGHT NOW, AS CFO, IS THE MOST IMPORTANT THING FOR YOU TO FOCUS ON, ON AN EVERYDAY BASIS?

      MR. HURLEY: Our customer base is the most important thing to focus on. To me, that means making sure our customers have the resources to pay once they've ordered a product in this fluctuating economic environment. It is also important to make

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      sure that we've got our costs in line and can react as a company to any changing circumstances.

/X/   TWST: DO YOU FEEL YOUR STOCK IS PROPERLY VALUED AT THE PRESENT TIME?

      MR. HURLEY: No, we do not.

/X/ TWST: DO YOU EXPECT INVESTORS TO RESPOND POSITIVELY TO THE RECENT STOCK REPURCHASE ANNOUNCEMENT?

      MR. HURLEY: I think our investors will see this as practical decision for ROHN. We continue to believe that the current market price of our common stock does not adequately reflect our long-term business and earnings prospects. We believe that our proposed stock repurchase offers the opportunity to achieve a capital structure that will allow us to improve returns on equity for our continuing stockholders if we achieve our expected earnings. At the same time, our offer will provide stockholders who are seeking liquidity with an opportunity to sell all or a portion of their shares.

/X/   TWST: WHAT WOULD YOU LIKE TO TELL THE POTENTIAL INVESTOR ABOUT ROHN?

      MR. HURLEY: I think ROHN is just now entering a few years of good financial performance. Our performance was not as good, obviously, as the company would have liked, say, 1998, early 1999, but the momentum is building. We are receiving more attention now because of our recent sales and earnings performance. Additionally, the stock has climbed a little bit over the last 6 to 10 months. If this trend continues, we are hopeful that ROHN will show up on a lot more of the analysts' radar screens. We just recently had another analyst pick up research coverage on us. We'd like to get into the marketplace and tell our story so that people can understand it and, hopefully, invest in the Company. Hopefully, the market will realize that our stock is undervalued and we will get the multiples we believe we deserve.

/X/ TWST: WHAT ARE THE TWO OR THREE BEST REASONS FOR THE LONG-TERM INVESTOR THEN TO BE INTERESTED IN YOUR COMPANY?

      MR. HURLEY: I would say the potential of the telecommunications market and ROHN's ability to be a player in the infrastructure of that market are two reasons for investors to be excited about the opportunity that investing in ROHN presents.

/X/ TWST: WHAT WOULD BE THE SINGLE BIGGEST OPPORTUNITY LOOMING OUT THERE FOR YOUR COMPANY?

      MR. HURLEY: As we've told the world in the past six months, we have had a capacity issue in our Enclosure Division due to the record levels of booked business. The Board last year approved capital expansions of that division in the form of a new facility. In fact, our new plant in Case Grande, Arizona is fully operational. By addressing the Enclosure Division's capacity issues, we're able to quote earlier completion dates to our customers. Although we recently announced plant layoffs in this division as a result of order cancellation and deferrals, primarily in the fiber optics market, we are still comfortable confirming our sales and earnings projections for 2001.

      TWST: DO YOU EXPECT INVESTORS TO RESPOND POSITIVELY TO YOUR RECENT STOCK REPURCHASE ANNOUNCEMENT?

      MR. HURLEY: I think our investors will see this as a practical decision for Rohn. We continue to believe that the current market price of our common stock does not adequately reflect our long-term business and earnings prospects. This is also an excellent way to reaffirm management's confidence in the company's future.

      TWST: THANK YOU. (MC)

      JAMES F. HURLEY
      CFO
      ROHN INDUSTRIES, INC.
      6718 WEST PLANK ROAD
      PEORIA, IL 61604
      (309) 697-4400
      (309) 697-5612- FAX
      WWW.ROHNNET.COM
      E-MAIL: MAIL@ROHNNET.COM

EACH EXECUTIVE WHO IS THE FEATURED SUBJECT OF A TWST INTERVIEW IS OFFERED THE OPPORTUNITY TO INCLUDE AN INVESTORS BRIEF OR OTHER HIGHLIGHT MATERIAL TO BE PROVIDED AND SPONSORED BY AND FOR THE COMPANY.

THIS TRANSCRIPT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF ROHN'S COMMON STOCK. THE OFFER IS BEING MADE SOLELY BY THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS ARE URGED TO READ ROHN'S TENDER OFFER STATEMENT ON SCHEDULE TO FILED WITH THE SEC IN CONNECTION WITH ROHN'S PROPOSED DUTCH AUCTION TENDER OFFER, WHICH INCLUDES AS AN EXHIBIT THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. EACH OF THESE DOCUMENTS HAS BEEN OR WILL BE FILED WITH THE SEC AND INVESTORS MAY OBTAIN THEM FOR FREE FROM THE

SEC AT THE SEC'S WEBSITE (WWW.SEC.GOV/) OR FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE TENDER OFFER, BY DIRECTING SUCH REQUEST TO: D.F. KING & CO., INC., 77 WATER STREET, NEW YORK, NEW YORK, 10005, TELEPHONE (800) 714-3310.